UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Monster Beverage Corporation
(Name of the Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

61174X109
(CUSIP Number)

Bernhard Goepelt
Senior Vice President, General Counsel and Chief Legal Counsel
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313
(404) 676-2121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Martha E. McGarry, Esq.
Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

March 16, 2018
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49271M100
1.	NAME OF REPORTING PERSONS The Coca-Cola Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 102,121,602
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 102,121,602
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,121,602
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%*
14.	TYPE OF REPORTING PERSON CO

* Based on 566,402,748 shares of Common Stock (as defined herein) outstanding as of February 12, 2018 (based upon information contained in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2017).

CUSIP No. 49271M100
1.	NAME OF REPORTING PERSONS European Refreshments
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 102,121,602
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 102,121,602
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,121,602
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%*
14.	TYPE OF REPORTING PERSON CO

* Based on 566,402,748 shares of Common Stock outstanding as of February 12, 2018 (based upon information contained in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2017).

PREAMBLE

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2015 (the "Schedule 13D") by The Coca-Cola Company, a Delaware corporation ("TCCC"), and European Refreshments, an Irish corporation and indirect wholly owned subsidiary of TCCC ("ER", and together with TCCC, the "Reporting Persons"), relating to shares of common stock, par value $0.005 per share (the "Common Stock"), of Monster Beverage Corporation, a Delaware corporation (the "Issuer"). This Amendment No. 1 is being filed jointly by the Reporting Persons. Terms used herein and not otherwise defined shall have the meanings given to such terms in the Schedule 13D. Except as amended hereby, the disclosure in the Schedule 13D remains in effect.

Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.	Identity and Background

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A (which replaces the prior Schedule A) attached hereto, including the name, business address, present principal occupation or employment, citizenship and other information relating to each director and executive officer of the Reporting Persons.

Item 4.	Purpose of the Transaction

On March 16, 2018, TCCC, ER and the Issuer entered into an Amendment (the "Amendment") to the Transaction Agreement, dated as of August 14, 2014 (the "Transaction Agreement"), by and among TCCC, ER, the Issuer, New Laser Merger Corp. and Monster Beverage Corporation (now known as Monster Beverage 1990 Corporation). The Amendment extends ER's right to designate individuals to the Issuer's Board of Directors under the Transaction Agreement for an additional year by providing that until the earlier of (i) June 12, 2019 and (ii) the first date on which ER has beneficial ownership of at least 20% of the aggregate shares of Common Stock of the Issuer then outstanding, ER will have the right to designate to the Issuer's Board of Directors a number of individuals who satisfy the director requirements as specified in the Transaction Agreement equal to the greater of (a) two or (b) 20% of the size of the Issuer's Board of Directors at any time (rounded up to the next whole number).

Except to the extent expressly modified by the Amendment, the Transaction Agreement remains in full force and effect in all respects. The Amendment is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)−(b)  The Reporting Persons share voting and investment power with respect to and beneficially own 102,121,602 shares of Common Stock, after giving effect to a 3-for-1 stock split of the Common Stock that was effected by the Issuer on November 9, 2016. The number of shares beneficially owned by the Reporting Persons represents 18.0% of the total number of issued and outstanding shares of Common Stock of the Issuer as of February 12, 2018 (based upon information contained in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2017).

As of the date of this Amendment No. 1, Kathy N. Waller, the Executive Vice President, Chief Financial Officer and President of Enabling Services of TCCC, who also serves on the Issuer's Board of Directors, holds sole voting and investment power with respect to and beneficially owns 6,153 shares of Common Stock. This excludes (i) restricted stock units held by Ms. Waller with respect to 3,244 shares of Common Stock and (ii) deferred stock units held by Ms. Waller with respect to 505 shares of Common Stock, in each case, that will not vest or be exercisable within 60 days of the date of this Amendment No. 1.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above is incorporated by reference into this Item 6.

Item 7.	Material To Be Filed as Exhibits.

The following document is filed as an exhibit to this Amendment No. 1:

Exhibit Number	Description of Exhibit

Exhibit 4	Amendment to Transaction Agreement, dated as of March 16, 2018, by and among the Issuer, The Coca-Cola Company and European Refreshments.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

Dated: March 20, 2018	By:	/s/ Kathy N. Waller
		Name:	Kathy N. Waller
		Title:	Executive Vice President, Chief Financial Officer and President of Enabling Services

EUROPEAN REFRESHMENTS

Dated: March 20, 2018	By:	/s/ Owen Desmond
		Name:	Owen Desmond
		Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY AND EUROPEAN REFRESHMENTS

Set forth below is the name, business address and present occupation or employment of each director and executive officer of The Coca-Cola Company ("TCCC") and European Refreshments ("ER"). Except as indicated below, each such person is a citizen of the United States. Except as indicated in the Schedule 13D as amended by Amendment No. 1, none of the directors or executive officers named below beneficially owns any Common Stock of Monster Beverage Corporation. Directors of TCCC or ER who are also executive officers of TCCC or ER are indicated by an asterisk. Except as indicated below, the business address of each director and executive officer of TCCC is One Coca-Cola Plaza, Atlanta, Georgia 30313 and of each director of ER is either One Coca-Cola Plaza, Atlanta, Georgia 30313 or Southgate, Dublin Road, Drogheda, County Meath, Ireland.

DIRECTORS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent*	Chairman of the Board of Directors of The Coca-Cola Company
James Quincey*	Director, President and Chief Executive Officer of The Coca-Cola Company Mr. Quincey is a citizen of the United Kingdom
Herbert A. Allen	President, Chief Executive Officer and a Director of Allen & Company Incorporated, a privately held investment firm	Allen & Company Incorporated 711 Fifth Avenue New York, NY 10022
Ronald W. Allen	Former Chairman of the Board of Directors, President and Chief Executive Officer of Aaron's, Inc.	c/o The Coca-Cola Company One Coca-Cola Plaza NAT 2616 Atlanta, GA 30313
Marc Bolland	Head of European Portfolio Operations of The Blackstone Group L.P. Mr. Bolland is a citizen of the Netherlands	The Blackstone Group International Partners LLP 40 Berkeley Square London W1J 5AL - UK
Ana Botín
Executive Chair and a Director of Banco Santander, S.A., a global multinational bank, and a Director of Santander UK plc, a leading financial services provider in the United Kingdom and subsidiary of Banco Santander, S.A.
Ms. Botín is a citizen of Spain
Banco Santander, S.A. Avda de Cantabria s/n Edif. Pereda 28660 Boadilla del Monte Madrid, Spain
Richard M. Daley	Executive Chairman of Tur Partners LLC, an investment and advisory firm focused on sustainable solutions within the urban environment	Tur Partners LLC 900 N. Michigan Avenue Suite 1720 Chicago, IL 60611
Barry Diller
Chairman of the Board of Directors and Senior Executive of IAC/InterActiveCorp, a leading media and internet company;
Chairman of the Board of Directors and Senior Executive of Expedia, Inc., an online travel company
IAC/InterActiveCorp 555 West 18th Street New York, New York 10011

Helene D. Gayle	Chief Executive Officer of The Chicago Community Trust, a community foundation (dedicated to improving the Chicago region through strategic grant making, civic engagement and inspiring philanthropy)	The Chicago Community Trust 225 N. Michigan Ave. Chicago, IL 60601
Alexis M. Herman	Chair and Chief Executive Officer of New Ventures LLC, risk management consulting company	New Ventures, Inc. 633 Pennsylvania Avenue NW 3rd Floor Washington, D.C. 20004
Robert A. Kotick	Chief Executive Officer and a Director of Activision Blizzard, Inc., a leading global developer and publisher of interactive entertainment	Activision Blizzard, Inc. 3100 Ocean Park Boulevard Santa Monica, CA 90405
Maria Elena Lagomasino	Chief Executive Officer and Managing Partner of WE Family Offices, a global family office serving high net worth families	WE Family Offices Rockefeller Center 1270 Avenue of the Americas Suite 2101 New York, NY 10020
Sam Nunn	Co-Chairman of the Nuclear Threat Initiative, a nonprofit organization working to reduce the global threats from nuclear, biological and chemical weapons	King & Spalding LLP 1180 Peachtree St NE Atlanta, GA 30309
David B. Weinberg	Chairman of the Board and Chief Executive Officer of Judd Enterprises, Inc., a private investment management office with diverse interests in a variety of asset classes	Judd Enterprises, Inc. 401 N. Michigan Ave #3050 Chicago, IL 60611

EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent	Chairman of the Board of Directors of The Coca-Cola Company
James Quincey	President, Chief Executive Officer and Director of The Coca-Cola Company Mr. Quincey is a citizen of the United Kingdom
Francisco Crespo	Senior Vice President and Chief Growth Officer of The Coca-Cola Company
James L. Dinkins	Senior Vice President of The Coca-Cola Company and President, Coca-Cola North America
Bernhard Goepelt	Senior Vice President, and General Counsel and Chief Legal Counsel of The Coca-Cola Company Mr. Goepelt is a citizen of Germany
Ed Hays, PhD	Senior Vice President and Chief Technical Officer of The Coca-Cola Company
Robert Long	Senior Vice President and Chief Innovation Officer of The Coca-Cola Company
Jennifer K. Mann	Senior Vice President and Chief People Officer of The Coca-Cola Company

John Murphy	President of the Asia Pacific Group of The Coca-Cola Company Mr. Murphy is a citizen of Ireland
Beatriz Perez	Senior Vice President and Chief Public Affairs, Communications and Sustainability Officer of The Coca-Cola Company
Alfredo Rivera	President of the Latin America Group of The Coca-Cola Company Mr. Rivera is a citizen of Honduras
Barry Simpson	Senior Vice President and Chief Information Officer of The Coca-Cola Company Mr. Simpson is a citizen of Australia
Brian Smith	President of the Europe, Middle East and Africa Group of The Coca-Cola Company
Kathy N. Waller	Executive Vice President, Chief Financial Officer and President, Enabling Services of The Coca-Cola Company

DIRECTORS OF EUROPEAN REFRESHMENTS

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Una Sheils	GFO Group Entities Controller, European Refreshments Ms. Sheils is a citizen of Ireland
Robert J. Jordan Jnr	Vice President and General Tax Counsel, The Coca-Cola Company
Marie Quintero-Johnson	Vice President and Director of Mergers & Acquisitions, The Coca-Cola Company
Miriam Doyle	Director and Company Secretary, European Refreshments Ms. Doyle is a citizen of Ireland
Owen Desmond	Director, European Refreshments Mr. Desmond is a citizen of Ireland
John McGowan	Director, European Refreshments Mr. McGowan is a citizen of Ireland

EXECUTIVE OFFICERS OF EUROPEAN REFRESHMENTS(1)

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Una Sheils	GFO Group Entities Controller, European Refreshments Ms. Sheils is a citizen of Ireland
Robert J. Jordan Jnr	Vice President and General Tax Counsel, The Coca-Cola Company
Marie Quintero-Johnson	Vice President and Director of Mergers & Acquisitions, The Coca-Cola Company
Miriam Doyle	Director and Company Secretary, European Refreshments Ms. Doyle is a citizen of Ireland
Owen Desmond	Director, European Refreshments Mr. Desmond is a citizen of Ireland
John McGowan	Director, European Refreshments Mr. McGowan is a citizen of Ireland

(1)	The officers of ER are its directors, along with the company secretary (who does not have powers of management).